Exhibit (i)(13)

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

February 27, 2026

Morgan Stanley Institutional Liquidity Funds

1585 Broadway

New York, New York 10036

Re:	Opinion of Counsel regarding Post-Effective Amendment No. 63 to the
Registration Statement filed on Form N-1A under the Securities Act of 1933
(File Nos. 333-104972, 811-21339)

Dear Ladies and Gentlemen:

As counsel for Morgan Stanley Institutional Liquidity Funds (the “Fund”), we are familiar with the registration of the Fund under the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 811-21339), and Post-Effective Amendment No. 63 to the Fund's registration statement relating to the shares of beneficial interest (the “Shares”) of the Fund being filed under the Securities Act of 1933, as amended (File No. 333-104972) (“Post-Effective Amendment No. 63”). With your permission, all assumptions and statements of reliance herein have been made without any independent investigation or verification on our part except to the extent otherwise expressly stated, and we express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon. We have also examined such other records of the Fund, agreements, documents and instruments as we deemed appropriate.

The foregoing opinions are limited to the corporation laws of the Commonwealth of Massachusetts, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the Commonwealth of Massachusetts. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the Commonwealth of Massachusetts.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the prospectus for the Fund and delivered by the Fund against receipt of the net asset value of the Shares, will be legally issued, fully paid and nonassessable Shares of the Fund (except for the potential liability of shareholders described in the Fund's Statement of Additional Information contained in Post-Effective Amendment No. 63 under the caption “General Information”).

With regard to our opinion as to nonassessability, we note that, pursuant to Section 8.3 of the Fund’s Declaration of Trust, if, for any reason, the net income of any Series of the Fund that maintains a constant net asset value per Share, determined at any time, is a negative amount, the Trustees shall have the power with respect to that Series to reduce the number of outstanding Shares of such Series by reducing the number of Shares in the account of each Shareholder by a pro rata portion of that number of full and fractional Shares which represents the amount of such excess negative net income or to take any other action they deem appropriate, in order to cause (or in order to assist in causing) the net asset value per Share of such Series to remain at a constant amount per outstanding Share immediately after each such determination and declaration.

We have consented to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Fund Counsel” in the Statement of Additional Information forming a part of the Registration Statement and any amendments thereto unless and until we revoke such consent. In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

Very truly yours,

/s/ Dechert LLP
Dechert LLP